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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-44319

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dautrich Seiler Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

397 Dogwood Lane
(No. and Street)

Nazareth	PA	18064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Dautrich 610-837-4656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

Suite 301, 1869 Charter Lane,	Lancaster	PA	17601
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/19/2010

OATH OR AFFIRMATION

I, Lynn Dautrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dautrich Seiler Financial Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
William R. Flyte, Notary Public
Nazareth Borough, Northampton County
My Commission Expires November 25, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF PENNSYLVANIA
COUNTY OF NORTHAMPTON

Sworn to (or affirmed) and subscribed before me this 12th day of Feb, 2010, by Lynn Dautrich

Notary Public

ParenteBeard

Independent Auditors' Report

To the Board of Directors
Dautrich Seiler Financial Services, Inc.

We have audited the accompanying balance sheets of Dautrich Seiler Financial Services, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to the Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dautrich Seiler Financial Services, Inc. as of December 31, 2009 and 2008, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Lancaster, Pennsylvania
February 17, 2010

Balance Sheets

December 31, 2009 and 2008

	2009	2008
Assets		
Current Assets		
Cash and cash equivalents	$19,533	$21,744
Commissions receivable	963	1,864
12b-1 fees receivable	7,597	3,646
Prepaid expenses	4,568	5,834
Deferred tax asset	371	-
Other current assets	75	-
Total Current Assets	33,107	33,088
Securities Owned	5,946	7,413
Total Assets	$39,053	$40,501
Liabilities and Stockholder's Equity		
Current Liabilities		
Commissions payable	$ 6,848	$ 4,408
Accrued expenses	614	1,183
Total Current Liabilities	7,462	5,591
Deferred Tax Liability	-	513
Total Liabilities	7,462	6,104
Stockholder's Equity		
Common stock, $10 par value - 10,000 shares authorized and 100 issued and outstanding	1,000	1,000
Paid-in capital	17,539	17,539
Retained earnings	13,052	15,858
Total Stockholder's Equity	31,591	34,397
Total Liabilities and Stockholder's Equity	$39,053	$40,501

See notes to financial statements.

Statements of Income

Years Ended December 31, 2009 and 2008

	2009	2008
Operating Revenue		
Commissions and fees	$102,450	$136,902
Miscellaneous income	-	176
Unrealized loss on securities owned	(1,467)	(7,434)
Total Operating Revenue	100,983	129,644
Operating Expenses		
Commissions	79,192	107,220
Office expenses	5,354	4,021
Officer's salaries	6,381	5,157
Payroll taxes	832	1,487
Printing	-	92
Publications	883	-
Professionals fees	11,840	11,621
Retirement plan	191	428
Salaries and wages	-	9,116
Total Operating Expenses	104,673	139,142
Loss from Operations before Income Tax Benefit	(3,690)	(9,498)
Income Tax Benefit	884	2,373
Net Loss	($ 2,806)	($ 7,125)

See notes to financial statements.

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2009 and 2008

	Common Stock	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balances - December 31, 2007	$1,000	$17,539	$22,983	$41,522
Net loss	-	-	(7,125)	(7,125)
Balances - December 31, 2008	1,000	17,539	15,858	34,397
Net loss	-	-	(2,806)	(2,806)
Balances - December 31, 2009	$1,000	$17,539	$13,052	$31,591

See notes to financial statements.

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities		
Net loss	($ 2,806)	($ 7,125)
Adjustments to reconcile net loss to net cash used in operating activities:		
Unrealized loss on securities owned	1,467	7,434
Provision for deferred income tax benefit	(884)	(2,373)
Decrease (increase) in commissions receivable	(3,050)	4,817
Decrease (increase) in prepaid expenses	1,266	(2,027)
Decrease (increase) in other current assets	(75)	101
Increase (decrease) in commissions payable	2,440	(3,854)
Decrease in accrued expenses	(569)	(9,787)
Net Cash Used in Operating Activities	(2,211)	(12,814)
Net Decrease in Cash and Cash Equivalents	(2,211)	(12,814)
Cash and Cash Equivalents - Beginning	21,744	34,588
Cash and Cash Equivalents - Ending	$19,533	$21,774

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Dautrich Seiler Financial Services, Inc. (the Company) is a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company offers services to retail customers through commissioned agents.

Summary of Significant Accounting Policies

Basis of Accounting

The Company operates under the exemptive provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission, which provide that the provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:

I. His dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

II. His transactions as broker (agent) are limited to:

   a. The sale and redemption of redeemable securities of registered investment companies or an insurance company separate account, whether or not registered as an investment company;

   b. the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

   c. the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies.

III. He promptly transmits all funds and delivers all securities received in connection with his activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

IV. Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all the conditions in paragraphs (k)(1), (I), (II) and (III) of this section.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all investments in highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions and Fees Receivable

Commissions and fees receivable are stated at outstanding balances. The 12b-1 fees represent charges levied against mutual fund assets to pay financial advisors who steer investors toward the fund. The Company considers receivables to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received.

Investment Securities

The Company classifies its investment securities as available-for-sale. Available-for-sale investment securities consist of equity securities which are carried at fair value as determined by a national exchange.

Premiums and discounts on investment securities are amortized or accreted over the term of the security using methods that approximate the interest method. Gains or losses on the sale of available-for-sale investments are reflected in income at the time of sale using the specific identification method. Dividend and interest income are recognized when earned.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2008, the Company adopted the provisions of *Accounting for Uncertainty in Income Taxes*. The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with generally accepted accounting principles. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company's evaluation of the implementation of *Accounting for Uncertainty in Income Taxes*, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for each of the years ended December 31, 2009 and 2008. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statements of income.

Years that remain open for potential review by the Internal Revenue Service are 2006 through 2008.

Subsequent Events

In June 2009, the FASB issued a new accounting standard related to subsequent events. During 2009, the Company adopted the standard, which provides guidance on accounting for and disclosures of events that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. The adoption of this standard did not have a material effect on the Company's financial statements.

The Company has evaluated subsequent events through February 17, 2010, which is the date the financial statements were available to be issued.

Note 2 - Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for either 2009 or 2008; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Company had net capital of $13,034 and $21,150, respectively, which was $8,034 and $16,150, respectively, in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .5725 to 1 and .2886 to 1 at December 31, 2009 and 2008, respectively.

Note 4 - Securities Owned

A summary of cost and fair values of securities owned consist of the following at December 31:

	2009			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale - equity securities	$3,300	$2,646	$ -	$5,946

	2008			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale - equity securities	$ 3,300	$ 4,113	$ -	$7,413

Note 5 - Income Taxes

Income tax benefit for the years ended December 31, 2009 and 2008 consists of the following:

	2009	2008
Current tax expense:		
Federal	$ -	$ -
State	-	-
	-	-
Deferred benefit from net operating losses:		
Federal	312	310
State	205	207
	517	517
Deferred benefit from net unrealized losses:		
Federal	220	1,115
State	147	741
	367	1,856
Total Income Tax Benefit	$884	$2,373

Deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred tax liabilities - unrealized investment securities holding gains	($ 662)	($1,028)
Deferred tax assets - net operating loss carryforwards	1,033	515
Net Deferred Tax Assets (Liabilities)	$ 371	($ 513)

Deferred income tax assets (liabilities) arising from net operating loss carryforwards and unrealized investment securities holding gains:

	2009	2008
Federal	$223	($308)
State	148	(205)
	$371	($513)

Note 6 - Fair Value of Financial Instruments

The following valuation techniques were used to measure fair value of assets in the table above on a recurring basis as of December 31, 2009 and 2008:

Equity securities- Fair value of equity securities was based on quoted market prices for the identical security.

The Company measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to dispose of a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measure.

The three levels of the fair value hierarchy are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2: Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3: Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

An asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2009 and 2008 are as follows:

Description	Total	Level 1	Level 2	Level 3
2009:				
Equity securities	$5,946	$5,946	$ -	$ -
2008:				
Equity securities	$7,413	$7,413	$ -	$ -

Note 7 - Retirement Plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers Individual Retirement Account (Simple IRA Plan). Contributions totaled $191 and $428 in 2009 and 2008, respectively.

Note 8 - Risk

At times during the years ended December 31, 2009 and 2008, the Company's cash and cash equivalents balances may have exceeded the federally insured limit of $250,000. There were no cash balances exceeding the federally insured limit at either December 31, 2009 or 2008.

Note 9 - Reclassifications

Certain items in the 2008 financial statements have been reclassified to conform to the 2009 financial statement presentation. The reclassifications had no effect on the changes in net assets.

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2009

	2009
Total Stockholder's Equity	$31,591
Non-allowable assets:	
12b-1 fees receivable	7,597
Prepaid expenses	4,568
Deferred tax asset	371
Other current assets	75
Securities owned	5,946
Net Capital	$13,034
Aggregate Indebtedness - Total Liabilities	$ 7,462
Computation of Basic Net Capital Requirement - Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	$ 5,000
Net Capital in Excess of Minimum Requirement	$ 8,034
Ratio of Aggregate Indebtedness to Net Capital	.5725 to 1

Schedule II - Statement Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

Year Ended December 31, 2009

Statement Pursuant to Rule 17a-5(d)(4)

Since there were differences between the net capital computation on Part II A of the Company's originally filed Form X-17A-5 and the net capital computed above, a reconciliation is necessary. The reconciliation is as follows:

Aggregate Indebtedness

Original FOCUS Report	$1,383
Additional accrual of commissions payable	6,079
Audit Report	$7,462

The originally filed Form X-17A-5 was subsequently amended to agree to the audited financial statements.

Schedule III - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Schedule IV - Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

ParenteBeard

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Dautrich Seiler Financial Services, Inc.

In planning and performing our audit of the financial statements of Dautrich Seiler Financial Services, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
Dautrich Seiler Financial Services, Inc.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those changed with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any differences in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a certain deficiency in internal control that we considered to be a significant deficiency that we communicated in writing to management and those charged with governance on February 17, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Lancaster, Pennsylvania
February 17, 2010

Dautrich Seiler
Financial Services, Inc.

Financial Statements

December 31, 2009 and 2008

Table of Contents
December 31, 2009 and 2008